Pricing Supplement Addendum dated December 23, 2010
to Pricing Supplement dated December 22, 2010
Underlying Supplement No. 4 dated October 22, 2010
Product Supplement dated April 9, 2009
Prospectus Supplement dated April 9, 2009
and Prospectus dated April 2, 2009

HSBC USA Inc. $1,446,000 Buffered Accelerated Market Participation Securities^{TM} Linked to the iShares® FTSE/Xinhua China 25 Index Fund

On December 22, 2010, HSBC USA Inc. offered $1,346,0000 of the notes. An additional $100,000 of the notes are being offered hereby. The notes previously offered on December 22, 2010 and the notes offered hereby will have identical terms and conditions and will be part of the same series. Reference is made to the related pricing supplement, underlying supplement no. 4, product supplement, prospectus supplement and prospectus for a description of the terms and conditions of the notes.

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per note.

CUSIP / ISIN: 4042K1BC6 / US4042K1BC63

Trade Date: December 22, 2010.

Pricing Date: December 22, 2010.

Settlement Date: December 28, 2010.

Maturity Date: Expected to be June 27, 2012, or if such day is not a Business Day, the next succeeding Business Day.

Agent's Discount Per Note/Total: $23.50 / $2,350.00. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of the related pricing supplement.

Proceeds to HSBC USA Inc. per Note / Total: $976.50 / $97,650.00.

Form of Notes: Book-Entry.

Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of the related pricing supplement, page US4-2 of the related underlying supplement no. 4, page PS-4 of the related product supplement and page S-3 of the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement addendum, the related pricing supplement, or underlying supplement no. 4, product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.